FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated November 15, 2010	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/S/ PING WEI
Name:	Ping Wei
Title:	Chief Financial Officer

Date: November 17, 2010

FOR IMMEDIATE RELEASE

CHINA DISTANCE EDUCATION HOLDINGS LIMITED REPORTS

FOURTH QUARTER AND FISCAL YEAR 2010 RESULTS

Fourth quarter revenue increased by 11.6% year-over-year,

exceeding guidance

Fourth quarter total course enrollments increased 7.8% year-over-year to

402,000

BEIJING, China, November 15, 2010 – China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, reported today its unaudited financial results for the fourth quarter and fiscal year ended September 30, 2010.

Fourth Quarter Fiscal 2010 Business and Financial Highlights:

•	Total course enrollments were 402,000, an increase of 7.8% from the fourth quarter of fiscal 2009.

•	Net revenues increased 11.6% over the fourth quarter of fiscal 2009 to US$11.4 million.

•	Gross profit increased 2.4% from the fourth quarter of fiscal 2009 to US$6.3 million.

•	Gross profit margin was 55.6%, compared to 60.6% in the fourth quarter of fiscal 2009. Non-GAAP[1] gross profit margin was 60.3%, compared to 63.3% in the same period of 2009.

•	Net loss was US$2.1 million, compared to net income of US$1.3 million in the fourth quarter of fiscal 2009.

•	Non-GAAP[1] net income was US$1.3 million, a 33.8% decrease as compared to non-GAAP[1] net income of US$2.0 million in the fourth quarter of fiscal 2009.

•

Basic and diluted net loss per American Depositary Share (“ADS”) were US$0.06 compared to basic and diluted net income per ADS of US$0.04 for the fourth quarter of fiscal 2009. Each ADS represents four ordinary shares.

•	Basic and diluted non-GAAP[1] net income per ADS were US$0.04, compared to basic and diluted non-GAAP[1] net income per ADS of US$0.06, for the fourth quarter of fiscal 2009.

•	Net operating cash inflow for the fourth quarter of fiscal 2010 was US$4.8 million, compared to a net operating cash inflow of US$0.6 million in the fourth quarter of fiscal 2009.

•

Deferred revenue and refundable fees balance was US$10.4 million, a 0.8% increase from the balance of US$10.3 million for the third quarter of fiscal 2010 and a 10.5% increase from the fourth quarter of fiscal 2009.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below

Fiscal Year 2010 Business and Financial Highlights:

Compared to the fiscal year 2009 results,

•	Total course enrollments were 1,215,000, representing a 7.1% increase.

•	Net revenues increased 15.4% to US$34.7 million.

•	Gross profit increased 14.4% to US$18.0 million.

•	Non-GAAP[1] gross profit increased 12.5% to US$19.8 million.

•	Net loss was US$1.9 million, compared to net income of US$1.2 million for fiscal 2009.

•	Non-GAAP[1] net income decreased 10.3% to US$4.6 million.

•	Basic and diluted net loss per ADS were US$0.06, compared to basic and diluted net income per ADS of US$0.03 for fiscal year 2009.

•	Basic and diluted non-GAAP[1] net income per ADS were US$0.13, compared to basic and diluted non-GAAP[1] net income per ADS of US$0.15, for fiscal year 2009.

Commenting on the results, Mr. Zhengdong Zhu, CDEL Chairman and Chief Executive Officer said, “We are pleased to report top-line results for the quarter that exceeded our guidance, despite having ceased offering ITAT contest related training and recording minimal revenue from Yucai this quarter. Our results were supported by steady enrollment increases across our course offerings with strong growth from our accounting continuous education courses, where enrollments increased 70% year-over-year. Our top-line was further supported by a material contribution from the sale of books and reference materials.

“Enrollment for our self-taught higher education service line also increased 136% year-over year, driven by the successful rollout of our study process monitoring program in five of the provinces that we signed contracts with over the past year. We believe that this vertical presents a sustainable long-term growth opportunity, and we are continuing our efforts to expand the program to new provinces.

“Finally, we continued to make progress in our efforts to re-launch our business start-up training program earlier this year. While we have resumed enrolling students in the program, we aim to expand in a steady and deliberate manner in order to ensure the long-term success of this program.

“While we faced a number of challenges throughout 2010, we believe we are well positioned both financially and operationally to successfully execute on our growth strategy in the coming year. The progress we have made expanding into new verticals demonstrates the advantage of our scalable business model and powerful IT platform. Our core businesses remain stable with steady underlying growth drivers, and we have made meaningful progress on many of our new business initiatives which we believe stand to gain further traction in the new year.”

Ms. Ping Wei, Chief Financial Officer of CDEL, commented, “We delivered positive revenue growth in the fourth quarter and full year supported by increasing enrollment across a number of verticals while maintaining our focus on strict cost controls, which allowed us to deliver healthy operating margin levels. However, according to our accounting policy, based on the management’s assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions, any accounts receivable that are older than one year and not subsequently collected prior to the announcement of the financial results for the quarter are 100% provided for as bad debt. As such, we included a US$1.3 million bad debt provision during the fourth quarter and US$2.2 million bad debt provision for fiscal 2010.”

Fiscal Fourth Quarter 2010 Unaudited Financial Results

Net Revenues. Total net revenues for the fourth quarter of fiscal 2010 were US$11.4 million, representing a year-over-year increase of 11.6% from US$10.2 million in the fourth quarter of fiscal 2009.

Online education services net revenues for the fourth quarter of fiscal 2010 were US$8.0 million, an increase of 12.3% from the fourth quarter of fiscal 2009. The increase was a result of strong increased enrollment in accounting, healthcare and construction engineering courses offset by US$0.7 million of ITAT training revenue generated in the fourth quarter of fiscal 2009 as we ceased offering ITAT contest-related training this year

Revenue from books and reference materials increased by 112.2% to US$1.7 million for the fourth quarter of fiscal 2010 due to an increase in cash payments received in the quarter. Other revenues decreased 24.9% year-over-year to US$1.7 million for the fiscal fourth quarter of 2010 from US$2.3 million in the corresponding period of last year as virtually no revenue was generated from Yucai this year while US$0.8 million of revenue was recorded for Yucai in the fourth quarter of 2009.

Cost of Sales. Cost of sales for the fourth quarter of fiscal 2010 was US$5.0 million, representing a 25.8% increase over the fourth quarter 2009. Non-GAAP1 cost of sales for the fourth quarter of fiscal 2010 was US$4.5 million, an increase of 20.7% over the same period last year. The increase in cost of sales as compared to the same quarter of fiscal year 2009 was primarily due to the increased cost for books and reference materials, costs relating to the new Gaokao retake courses offered by Xinlixiang this year and costs associated with Yucai which generated virtually no matching revenue in the quarter.

Gross Profit and Gross Margin. Gross profit for the fourth quarter of fiscal 2010 was US$6.3 million, representing a 2.4% increase from US$6.2 million in the same period last year. Non-GAAP1 gross profit was US$6.9 million, an increase of 6.3% year-over-year. Gross profit margin for the fourth quarter of fiscal 2010 was 55.6%, compared to 60.6% in the fourth quarter of fiscal 2009. Non-GAAP1 gross profit margin for the fourth quarter of fiscal 2010 was 60.3%, compared to 63.3% in the same period of 2009. The decrease in non-GAAP1 gross profit margin was primarily a result of costs associated with the Gaokao retake courses offered by Xinlixiang during the low summer season, our business start-up training courses offered by Yucai and the cost for books and reference materials.

Operating Expenses. Total operating expenses for the fourth quarter of fiscal 2010 were US$7.9 million, an increase of 123.1% year-over-year and an increase of 60.6% over the third quarter of fiscal 2010. Non-GAAP1 operating expenses were US$4.8 million, representing a year-over-year increase of 54.5% and a sequential increase of 13.5% over the third quarter of fiscal 2010.

Selling expenses amounted to US$1.84 million for the fourth quarter of fiscal 2010, representing a 3.2% year-over-year increase and a 7.9% sequential decrease over the third quarter of fiscal 2010. Non-GAAP1 selling expenses were US$1.7 million, a 2.4% decrease from the same period last year and an 11.0% decrease from the third quarter of fiscal 2010 as we continue to exercise stringent cost controls on advertising and promotional activities, although commissions to our agents increased due to the increase in sales.

General and administrative expenses were US$3.8 million in the fourth quarter of fiscal 2010, representing a 112.7% year-over-year increase and a 28.1% sequential increase over the third quarter of fiscal 2010. The increase in general and administrative expenses was primarily due to US$1.3 million of bad debt provision, higher staff costs and professional fees.

Income Tax Expense. Income tax expense for the fourth quarter of fiscal 2010 was US$0.8 million, compared to income tax expense of US$1.4 million in the same period last year.

Net Income/Loss. Net loss was US$2.1 million for the fourth quarter of fiscal 2010, compared to net income of US$1.3 million in the same period of 2009. Non-GAAP1 net income for the fourth quarter of fiscal 2010 was US$1.3 million, a 33.8% decrease as compared to net income of US$2.0 million in the corresponding quarter in 2009.

Operating Cash Flow. Net operating cash inflow for the fourth quarter of fiscal 2010 was US$4.8 million, compared to a net operating cash inflow of US$0.6 million in the same period last year, primarily due to contribution of net income, the decrease in prepayment and deferred cost and the increase in accrued expenses and other liabilities, and income tax payable.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of September 30, 2010 increased to US$61.7 million from US$58.0 million as of June 30, 2010 as we continue to generate cash flow from operations, partially offset by the repurchase of shares as part of our share repurchase program.

Fiscal Year 2010 Unaudited Financial Results

Net Revenues. Total net revenues increased by 15.4% to US$34.7 million for the fiscal year 2010, from US$30.1 million in 2009.

Online education services net revenues for the fiscal year 2010 increased by 7.6% to US$24.0 million from US$22.3 million in 2009.

The Company’s complementary businesses also gained momentum with sales of books and reference materials reaching US$3.9 million for the fiscal year 2010, from US$2.7 million in the fiscal year of 2009. In addition, other revenues increased 33.0% year-over-year to US$6.8 million.

Cost of Sales. Cost of sales increased by 16.4% to US$16.8 million for the fiscal year 2010, from US$14.4 million in 2009. Non-GAAP1 cost of sales for the fiscal year 2010 was US$15.0 million, a 19.3% increase over the previous year primarily due to US$0.9 million of cost incurred by Yucai with little matching revenue.

Gross Profit and Gross Margin. Gross profit increased by 14.4% to US$18.0 million for the fiscal year 2010 from US$15.7 million in the fiscal year 2009. Non-GAAP1 gross profit was US$19.8 million, a 12.5% increase from the fiscal year 2009. Gross profit margin for the fiscal year 2010 was 51.7%, down from 52.2% in the fiscal year 2009. Non-GAAP1 gross profit margin for the fiscal year 2010 was 56.9%, compared to 58.3% in the fiscal year 2009.

Operating Expenses. For the fiscal year 2010, total operating expenses increased by 46.3% to US$20.7 million from US$14.2 million in the fiscal year 2009. Non-GAAP1 operating expenses were US$15.8 million, an increase of 30.6% from the fiscal year 2009.

For the fiscal year 2010, selling expenses increased by 12.5% to US$7.6 million compared to US$6.7 million in the fiscal year 2009. Non-GAAP1 selling expenses were US$7.0 million, an 11.6% increase from the previous year.

For the fiscal year 2010, general and administrative expenses increased by 45.8% to US$10.8 million compared to US$7.4 million in the fiscal year 2009. The increase was primarily due to US$2.2 million of provision for bad debt on the accounts receivable balances.

Income Tax Expense. For the fiscal year 2010, income tax expense was US$0.5 million compared to an income tax expense of US$1.5 million in the fiscal year 2009.

Net Income/Loss. Net loss was US$1.9 million for the fiscal year 2010, compared to a net income of US$1.2 million in the fiscal year 2009. Non-GAAP1 net income decreased by 10.3% to US$4.6 million for the fiscal year 2010. Net income margin for the fiscal year 2010 was -5.5%, down from 3.9% in the fiscal year 2009. Non-GAAP1 net income margin for the fiscal year 2010 was 13.2%, compared to 17.0% in the fiscal year 2009.

Operating Cash Flow. Net operating cash inflow for fiscal year 2010 was US$4.8 million, an increase of 199.9% over the same period last year.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of September 30, 2010 increased to US$61.7 million from US$57.4 million as of September 30, 2009. This increase is mainly due to continued cash flow generated from operations, partially offset by the repurchase of shares as part of our share repurchase program.

First Quarter Fiscal 2011 Guidance—Due to the seasonality of our business, we typically experience fluctuations in our results. As such, CDEL expects to generate total net revenues for the first quarter of fiscal 2011 in the range of US$6.1 million to US$6.7 million. This represents our current and preliminary view, which is subject to change. The Company’s results of operations for the fiscal fourth quarter 2010 are not necessarily indicative of the Company’s operating results for any future periods.

Conference Call

China Distance Education Holdings Limited senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 9:00 pm (Beijing) on November 16, 2010 to discuss its fiscal fourth quarter 2010 financial results and recent business activity. The conference call may be accessed by calling +1 866 519 4004 (US), 800 930 346 (Hong Kong), 800 819 0121 (China Land-line), 400 620 8038 (China Mobile), or 0 808 234 6646 (UK), pass code CDEL.

A telephone replay will be available shortly after the call until November 23, 2010 at +1 866 214 5335 (US), 800 901 596 (Hong Kong), 10 800 714 0386 (China North), 10 800 140 0386 (China South), or 0 800 731 7846 (UK). Pass code 22187272.

A live webcast of the conference call and replay will be available on the investor relations page of China Distance Education Holdings Limited’s website at: http://ir.cdeledu.com/versions/Financials_en/EarningsAnnouncements_en.html

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, information technology and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses, offline GaoKao retake courses and offline business start-up training courses.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the first quarter of the fiscal year 2011 and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our online and offline courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our online and offline courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses, goodwill impairment charge, purchased call option impairment charge, and intangible asset impairment charge that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses, goodwill impairment charge, purchased call option impairment charge, and intangible asset impairment charge from the above-mentioned line items and presenting these non-GAAP measures is that such charges may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Lingling Kong, IR manager Tel: +86-10-8231-9999 ext1805 Email: IR@cdeledu.com	Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty Tel: +852 3196 3712 Email: cdel@taylor-rafferty.com
Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty Tel: +1 (212)889-4350 Email: cdel@taylor-rafferty.com

Financial Tables Follow

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2009 (Derived from audited)	September 30, 2010 (unaudited)
Assets:
Current assets:
Cash and cash equivalents	21,437	19,177
Term deposits	27,750	39,578
Restricted cash	8,250	2,906
Accounts receivable	7,004	6,917
Inventories	297	599
Prepayment and other current assets	1,579	2,190
Deferred tax assets, current portion	976	1,016
Deferred cost	1,289	1,596
Total current assets	68,582	73,979

Non-current assets:
Property, plant and equipment, net	7,899	8,804
Goodwill	9,030	7,788
Other intangible assets, net	3,966	3,100
Purchased call option	1,892	1,283
Deposit for purchase of non-current assets	356	—
Deferred tax assets, non-current portion	—	682
Other non-current assets	808	864

Total non-current assets	23,951	22,521

Total assets	92,533	96,500

Liabilities and shareholders’ equity:
Current liabilities:
Accrued expenses and other liabilities	4,618	6,661
Income tax payable	982	1,733
Deferred revenue	7,643	8,854
Refundable fees	1,781	1,564

Total current liabilities	15,024	18,812

Non-current liabilities:
Deferred tax liabilities, non-current portion	637	665

Total non-current liabilities	637	665

Total liabilities	15,661	19,477

Commitments and contingencies	—	—

Equity:
China Distance Education Holdings Limited shareholders’ equity
Ordinary shares (par value of US$0.0001 per share at September 30, 2009 and 2010, respectively; Authorized – 480,000,000 shares at September 30, 2009 and 2010; Issued and outstanding –138,765,685 and 136,932,849 shares at September 30, 2009 and 2010, respectively)	14	14
Additional paid-in capital	76,797	79,075
Accumulated other comprehensive income	1,702	2,399
Cumulative deficits	(4,604)	(6,502)

Total China Distance Education Holdings Limited shareholders’ equity	73,909	74,986

Noncontrolling interest	2,963	2,037

Total equity	76,872	77,023

Total liabilities and shareholders’ equity	92,533	96,500

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Income

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended September 30,
	2009	2010
Sales, net of business tax, value-added tax and related surcharges:
Online education services	7,085	7,958
Books and reference materials	786	1,668
Others	2,302	1,729

Total net revenues	10,173	11,355

Cost of sales
Cost of services	(3,631)	(4,001)
Cost of tangible goods sold	(379)	(1,042)

Total cost of sales	(4,010)	(5,043)

Gross profit	6,163	6,312

Operating expenses
Selling expenses	(1,781)	(1,838)
General and administrative expenses	(1,764)	(3,752)
Impairment of goodwill, intangible assets and purchased call option	—	(2,320)

Total operating expenses	(3,545)	(7,910)
Other operating expense	—	(38)

Operating (loss) income	2,618	(1,636)

Interest income	105	139
Exchange loss	(4)	(37)

(Loss) income before provision for income taxes	2,719	(1,534)
Provision for income tax	(1,441)	(841)

Net (loss) income	1,278	(2,375)
Less: Net loss attributable to noncontrolling interest	31	319

Net (loss) income attributable to China Distance Education Holdings Limited	1,309	(2,056)

Net (loss) income per share attributable to China Distance Education Holdings Limited
Basic	0.01	(0.02)
Diluted	0.01	(0.02)

Net (loss) income per ADS attributable to China Distance Education Holdings Limited
Basic	0.04	(0.06)
Diluted	0.04	(0.06)

Weighted average shares used in calculating net (loss) income per share:
Basic shares	138,757,669	137,157,163
Diluted shares	138,940,854	137,157,163

China Distance Education Holdings Limited

Consolidated Statements Of Income

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Year Ended September 30,
	2009	2010
	(Derived from audited)	(Unaudited)
Sales, net of business tax, value-added tax and related surcharges:
Online education services	22,279	23,982
Books and reference materials	2,709	3,939
Others	5,133	6,825

Total net revenues	30,121	34,746

Cost of sales
Cost of services	(12,834)	(14,704)
Cost of tangible goods sold	(1,577)	(2,070)

Total cost of sales	(14,411)	(16,774)

Gross profit	15,710	17,972

Operating expenses
Selling expenses	(6,722)	(7,561)
General and administrative expenses	(7,432)	(10,833)
Impairment of goodwill, intangible assets and purchased call option	—	(2,320)

Total operating expenses	(14,154)	(20,714)
Other operating income (expense)	292	(39)

Operating (loss) income	1,848	(2,781)

Interest income	742	463
Exchange loss	(6)	(66)

(Loss) income before provision for income taxes	2,584	(2,384)
Provision for income tax	(1,478)	(459)

Net (loss) income	1,106	(2,843)
Less: Net loss attributable to noncontrolling interest	82	944

Net (loss) income attributable to China Distance Education Holdings Limited	1,188	(1,899)

Net (loss) income per share attributable to China Distance Education Holdings Limited
Basic	0.01	(0.01)
Diluted	0.01	(0.01)

Net (loss) income per ADS attributable to China Distance Education Holdings Limited
Basic	0.03	(0.06)
Diluted	0.03	(0.06)

Weighted average shares used in calculating net (loss) income per share:
Basic share	140,260,811	138,232,493
Diluted share	140,475,941	138,232,493

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended September 30,
	2009	2010
	(Unaudited)	(Unaudited)

Cost of sales	4,010	5,043
Share-based compensation expense in cost of sales	279	538
Non-GAAP cost of sales	3,731	4,505

Selling expenses	1,781	1,838
Share-based compensation expense in selling expenses	89	187
Non-GAAP selling expenses	1,692	1,651

General and administrative expenses	1,764	3,752
Share-based compensation expense in general and administrative expenses	323	563
Non-GAAP general and administrative expenses	1,441	3,189

Gross profit	6,163	6,312
Share-based compensation expenses	279	538
Non-GAAP gross profit	6,442	6,850

Gross profit margin	60.6%	55.6%
Non-GAAP gross profit margin	63.3%	60.3%

Operating (loss) income	2,618	(1,636)
Share-based compensation expenses	691	1,288
Goodwill impairment charge	—	1,407
Intangible asset impairment charge	—	274
Purchased call option impairment charge	—	639
Non-GAAP operating income	3,309	1,972

Operating margin	25.7%	(14.4%)
Non-GAAP operating margin	32.5%	17.4%

Net (loss) income	1,309	(2,056)
Share-based compensation expense	691	1,288
Goodwill impairment charge	—	1,407
Intangible asset impairment charge	—	274
Purchased call option impairment charge	—	639
Tax effect	—	(228)
Non-GAAP net income	2,000	1,324

Net (loss) income margin	12.9%	(18.1%)
Non-GAAP net income margin	19.7%	11.7%

Net (loss) income per share—basic	0.01	(0.02)
Net i (loss) income per share—diluted	0.01	(0.02)
Non-GAAP net income per share—basic	0.01	0.01
Non-GAAP net income per share—diluted	0.01	0.01

Net (loss) income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.04	(0.06)
Net (loss) income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.04	(0.06)
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.06	0.04
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.06	0.04

Weighted average shares used in calculating basic net (loss) income per share	138,757,669	137,157,163
Weighted average shares used in calculating diluted net (loss) income per share	138,940,854	137,157,163
Weighted average shares used in calculating basic non-GAAP net (loss) income per share	138,757,669	137,157,163
Weighted average shares used in calculating diluted non-GAAP net (loss) income per share	138,940,854	137,259,596

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Year Ended September 30,
	2009	2010
	(Audited)	(Unaudited)

Cost of sales	14,411	16,774
Share-based compensation expense in cost of sales	1,853	1,787
Non-GAAP cost of sales	12,558	14,987

Selling expenses	6,722	7,561
Share-based compensation expense in selling expenses	454	567
Non-GAAP selling expenses	6,268	6,994

General and administrative expenses	7,432	10,833
Share-based compensation expense in general and administrative expenses	1,612	2,033
Non-GAAP general and administrative expenses	5,820	8,800

Gross profit	15,710	17,972
Share-based compensation expenses	1,853	1,787
Non-GAAP gross profit	17,563	19,759

Gross profit margin	52.2%	51.7%
Non-GAAP gross profit margin	58.3%	56.9%

Operating (loss) income	1,848	(2,781)
Share-based compensation expenses	3,919	4,387
Goodwill impairment charge	—	1,407
Intangible asset impairment charge	—	274
Purchased call option impairment charge	—	639
Non-GAAP operating income	5,767	3,926

Operating margin	6.1%	(8.0%)
Non-GAAP operating margin	19.1%	11.3%

Net (loss) income	1,188	(1,899)
Share-based compensation expense	3,919	4,387
Goodwill impairment charge	—	1,407
Intangible asset impairment charge	—	274
Purchased call option impairment charge	—	639
Tax effect	—	(228)
Non-GAAP net income	5,107	4,580

Net (loss) income margin	3.9%	(5.5%)
Non-GAAP net income margin	17.0%	13.2%

Net (loss) income per share—basic	0.01	(0.01)
Net (loss) income per share—diluted	0.01	(0.01)
Non-GAAP net income per share—basic	0.04	0.03
Non-GAAP net income per share—diluted	0.04	0.03

Net (loss) income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.03	(0.06)
Net (loss) income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.03	(0.06)
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.15	0.13
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.15	0.13
Weighted average shares used in calculating basic net (loss) income per share	140,260,811	138,232,493
Weighted average shares used in calculating diluted net (loss) income per share	140,475,941	138,232,493
Weighted average shares used in calculating basic non-GAAP net (loss) income per share	140,260,811	138,232,493
Weighted average shares used in calculating diluted non-GAAP net (loss) income per share	140,475,941	138,363,594

Note 1: Each ADS represents four ordinary shares